SO 2/21/03

03002014

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC MAIL PROCESSING RECEIVED FEB - 7 2003 WASH. D.C. 181 SECTION

SEC FILE NUMBER
8- 12716

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BROWN, LISLE/CUMMINGS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE TURKS HEAD PLACE - SUITE 800
(No. and Street)

PROVIDENCE (City) RI (State) 02903 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID A. IZZI 401-421-8900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BATCHELOR, FRECHETTE, MCCRORY, MICHAEL & CO.
(Name – *if individual, state last, first, middle name*)

40 WESTMINSTER STREET - SUITE 600 (Address) PROVIDENCE (City) RI (State) 02903 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 04 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DAVID A. IZZI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BROWN, LISLE/CUMMINGS, INC., as of DECEMBER 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

David A. Izzi
Signature

PRESIDENT & TREASURER
Title

Andrea L. Andrews
Notary Public
My Commission expires June 16, 2005

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BROWN, LISLE/CUMMINGS, INC.

FINANCIAL STATEMENTS

December 31, 2002

CONTENTS

BATCHELOR
FRECHETTE
McCRORY
MICHAEL & CO.

CERTIFIED PUBLIC ACCOUNTANTS
BUSINESS CONSULTANTS

PAUL D. FRECHETTE
EDWARD F. MCCRORY
DAVID P. MICHAEL
JEAN SAYLOR
GEORGE F. WARNER

INDEPENDENT AUDITORS' REPORT

To the Stockholders
Brown, Lisle/Cummings, Inc.
Providence, Rhode Island

We have audited the accompanying statement of financial condition of Brown, Lisle/Cummings, Inc. as of December 31, 2002 and the related statements of income, changes in stockholders' equity and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brown, Lisle/Cummings, Inc. as of December 31, 2002 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Batchelor, Frechette, McCrory, Michael & Co.

Providence, Rhode Island
January 22, 2003

40 Westminster Street, PO Box 156 Providence, Rhode Island 02901-0156 401-621-6200 Fax 401-621-6209

BROWN, LISLE/CUMMINGS, INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2002

ASSETS		
Cash and cash equivalents	$	248,227
Receivables from clearing organizations		159,816
Securities owned:		
Not readily marketable, at estimated fair value		3,300
Furniture and office equipment, at cost, less accumulated depreciation of $79,080		64,498
	$	475,841
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Accrued pension contributions	$	172,047
Accrued payroll withholdings and taxes		50,794
Accrued expenses		8,000
		230,841
STOCKHOLDERS' EQUITY		
Common stock, no par value, authorized 400 shares; issued 245 shares		245,000
Retained earnings		-
		245,000
	$	475,841

See Notes to Financial Statements

BROWN, LISLE/CUMMINGS, INC.

STATEMENT OF INCOME
Year Ended December 31, 2002

REVENUES		
Commissions	$	1,874,018
Gain on firm securities trading accounts		35,160
Sale of investment company shares		371,923
Other revenue		9,085
		2,290,186
EXPENSES		
Stockholder officers' compensation and benefits		1,186,399
Employee compensation and benefits		493,368
Commissions paid to other broker/dealers		229,175
Regulatory fees and expenses		31,870
Other operating expenses		349,374
		2,290,186
NET INCOME	$	-

See Notes to Financial Statements

BROWN, LISLE/CUMMINGS, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
Year Ended December 31, 2002

	Capital Stock Common	Retained Earnings
Balances at January 1, 2002	$ 245,000	$ -
Common stock issued	-	
Net income	-	-
Stockholder distributions	-	-
Balances at December 31, 2002	$ 245,000	$ -

See Notes to Financial Statements

BROWN, LISLE/CUMMINGS, INC.

STATEMENT OF CASH FLOWS
Year Ended December 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ -
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation	20,439
Changes in assets and liabilities:	
(Increase) decrease in:	
Receivables from clearing organizations	(10,199)
Increase (decrease) in:	
Accrued pension contributions	(15,000)
Accrued payroll withholdings and taxes	(69,716)
Accrued expenses	8,000
Net cash used by operating activities	(66,476)
CASH FLOWS FROM INVESTING ACTIVITY	
Capital expenditures	(9,470)
Net cash used in investing activity	(9,470)
Net decrease in cash and cash equivalents	(75,946)
CASH AND CASH EQUIVALENTS	
Beginning	324,173
Ending	$ 248,227

See Notes to Financial Statements

BROWN, LISLE/CUMMINGS, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2002

Note 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of business: The Company, located in Providence, Rhode Island, is a broker/dealer engaged in the sale of securities to customers located mainly on the East Coast.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

A summary of the Company's significant accounting policies follows:

Cash equivalents: For purposes of reporting cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash equivalents consist of a money market fund.

Income recognition: Securities transactions and the related commission revenues and expenses are recorded on a settlement date basis, which is generally the third business day following the date a transaction is executed. The effect of transactions executed but not yet settled is not significant.

Property, equipment and depreciation: Property and equipment are stated at cost. Depreciation is computed using both straight-line and accelerated methods for financial reporting purposes and is based on estimates of useful lives, ranging from 5 to 10 years. The depreciation expense and accumulated depreciation for the current year are $20,439 and $79,080, respectively.

Income taxes: The Company is an S Corporation within the meaning of Internal Revenue Code Section 1361. Under this provision, profits are, with certain exceptions, taxed directly to the stockholders in proportion to their percentage of ownership. During the year, the Company treated the distribution of $337,722 from profits as salaries to its respective stockholders.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Securities: Securities not readily marketable are valued at fair value as determined by management.

Advertising costs: The Company charges advertising costs to expense as incurred. Advertising costs for the year were $16,024.

BROWN, LISLE/CUMMINGS, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2002

Note 2. SIMPLIFIED EMPLOYEE PENSION PLAN

The Company has in effect a simplified employee pension plan covering substantially all employees who have been employed for more than one year. Contributions to the plan are at the discretion of the stockholders. Contributions to the plan for the year ended December 31, 2002 were $172,047.

Note 3. OPERATING LEASES

The Company leases certain office space under a noncancelable agreement which expires in 2004 and requires minimum annual rentals. Rental expense for the year ended December 31, 2002 was $92,829. Future minimum rental payments required under the office space lease are as follows:

Years ending December 31		
2003	$	92,829
2004		85,093
	$	177,922

Note 4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2002, the Company had net capital and net capital requirements of approximately $177,200 and $100,000, respectively. The Company's net capital ratio was 1.30 to 1.

Note 5. STATEMENT PURSUANT TO PARAGRAPH (d)(4) of RULE 17a-5

There are no material differences between the computation of aggregate indebtedness and net capital and that of the corresponding computation prepared by and included in the Company's unaudited Part IIA Focus Report filing as of December 31, 2002.

Note 6. NFS AGREEMENT

Brown, Lisle/Cummings, Inc. has an agreement with National Financial Services, LLC (NFS). Under this agreement, NFS clears transactions on a fully disclosed basis for accounts of Brown, Lisle/Cummings, Inc. and of the Company's customers which are introduced by the Company and accepted by NFS. NFS maintains stock records and other records on a basis consistent with generally accepted practices in the securities industry and maintains copies of such records in accordance with the NASD and SEC guidelines for record retention. NFS is responsible for the safeguarding of all funds and securities delivered to and accepted by it. NFS prepares and sends to customers monthly or quarterly statements of account. Brown, Lisle/Cummings, Inc. does not generate and/or prepare any statements, billings or compilations regarding any account. The Company examines all monthly statements of account, monthly statements of clearing services and other reports provided by NFS and notifies NFS of any errors. NFS charges the Company for clearing services. NFS also collects all commissions on behalf of the Company and makes payments to the Company for commissions.

Note 7. OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

As discussed in Note 1, the Company's customer securities transactions are introduced on a fully-disclosed basis with a clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for collection and payment of funds and receipt and delivery of securities relative to customer transactions. The clearing broker/dealer will also execute trades when requested by the Company. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that insure customer transactions are executed properly.

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash. The amount on deposit at December 31, 2002 exceeded the insurance limits by approximately $247,000.

BATCHELOR
FRECHETTE
McCRORY
MICHAEL & CO.

PAUL D. FRECHETTE
EDWARD F. McCRORY
DAVID P. MICHAEL
JEAN SAYLOR
GEORGE F. WARNER

CERTIFIED PUBLIC ACCOUNTANTS
BUSINESS CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION

To the Stockholders
Brown, Lisle/Cummings, Inc.
Providence, Rhode Island

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Batchelor, Frechette, McCrory, Michael & Co.

Providence, Rhode Island
January 22, 2003

40 Westminster Street, PO Box 156 Providence, Rhode Island 02901-0156 401-621-6200 Fax 401-621-6209

BROWN, LISLE/CUMMINGS, INC.

SCHEDULE I

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2002

AGGREGATE INDEBTEDNESS		
Payables:		
Accrued pension contributions	$	172,047
Accrued payroll withholdings and taxes		50,794
Accrued expenses		8,000
Total aggregate indebtedness	$	230,841
Minimum required net capital	$	100,000
NET CAPITAL		
Stockholders' equity	$	245,000
Add:		
Liabilities subordinated to the claims of general creditors allowable in computation of net capital		-
Deferred taxes related to assets not allowable for net net capital purposes		-
Deductions:		
Furniture and equipment		64,498
Securities, not readily marketable		3,300
Haircuts on securities owned		2
Net capital		177,200
Minimum required net capital		100,000
Capital in excess of minimum requirement	$	77,200
Ratio of aggregate indebtedness to net capital		1.30 to 1

BROWN, LISLE/CUMMINGS, INC.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2002

The Company has been exempt from Rule 15c3-3 because all customer transactions are cleared through another broker/dealer, National Financial Services, LLC, on a fully disclosed basis.

BROWN, LISLE/CUMMINGS, INC.

SCHEDULE III

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2002

All customer transactions are cleared through National Financial Services, LLC on a fully disclosed basis. Thus, testing of the system and procedures to comply with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities was not applicable.

BROWN, LISLE/CUMMINGS, INC.

SCHEDULE IV

SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS
December 31, 2002

SEGREGATION REQUIREMENTS	N/A
FUNDS ON DEPOSIT IN SEGREGATION	N/A

INDEPENDENT AUDITORS'

REPORT ON THE

INTERNAL CONTROL STRUCTURE

BATCHELOR
FRECHETTE
McCRORY
MICHAEL & CO.

PAUL D. FRECHETTE
EDWARD F. MCCRORY
DAVID P. MICHAEL
JEAN SAYLOR
GEORGE F. WARNER

CERTIFIED PUBLIC ACCOUNTANTS
BUSINESS CONSULTANTS

January 22, 2003

To the Stockholders
Brown, Lisle/Cummings, Inc.
Providence, Rhode Island

In planning and performing our audit of the financial statements of Brown, Lisle/Cummings, Inc. for the year ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) and (2) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Brown, Lisle/Cummings, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g), (1) in making the periodic computation of aggregate indebtedness and net capital under Rule 17a-3(11); and (2) in complying with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

40 Westminster Street, PO Box 156 Providence, Rhode Island 02901-0156 401-621-6200 Fax 401-621-6209

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for determining compliance with the exemption provisions of Rule 15c3-3, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulation, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purposes.

Batchelor, Frechette, McCrory, Michael & Co.

Providence, Rhode Island
January 22, 2003